ALADDIN SCHEME INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Aladdin Scheme Inc.
Wilmington, Delaware

We have reviewed the accompanying consolidated financial statements of Aladdin Scheme Inc., which comprise the consolidated balance sheets as of December 31, 2022, and 2021, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Aladdin Scheme Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
October 30, 2023

ALADDIN SCHEME INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(unaudited)

ASSETS

	2022	2021
CURRENT ASSETS		
Cash and cash equivalents	$ 78,878	$ 15,508
Accounts receivable, net	-	52,141
Employee advances	-	6,542
SAFEs receivable	35,000	-
Loans receivable, net	314,129	97,804
Prepaid expenses and other current assets	3,682	23,428
TOTAL CURRENT ASSETS	431,689	195,423
PROPERTY AND EQUIPMENT		
Property and equipment, net	13,339	13,062
OTHER ASSETS		
Intangible assets, net	81,216	99,291
TOTAL ASSETS	$ 526,244	$ 307,776

LIABILITIES AND SHAREHOLDERS' EQUITY

	2022	2021
CURRENT LIABILITIES		
Accounts payable	$ 1,227	$ 1,741
Customer deposits	7,759	64,761
Loan payable	6,695	55,951
TOTAL CURRENT LIABILITIES	15,681	122,453
LONG-TERM LIABILITIES		
Warrant liability	2,695	-
TOTAL LONG-TERM LIABILITIES	2,695	-
TOTAL LIABILITIES	18,376	122,453
SHAREHOLDERS' EQUITY		
Common stock, see note 7	97	85
Additional paid-in capital	97,092	97,092
SAFE obligations	488,790	105,000
Accumulated deficit	(78,111)	(16,854)
TOTAL SHAREHOLDERS' EQUITY	507,868	185,323
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 526,244	$ 307,776

See independent accountant's review report and accompanying notes to financial statements.

ALADDIN SCHEME INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2022 AND 2021
(unaudited)

	2022	2021
REVENUES	$ 247,248	$ 143,071
COST OF GOODS SOLD	6,531	20,963
GROSS PROFIT	240,717	122,108
OPERATING EXPENSES		
Amortization and depreciation expense	22,783	3,255
General and administrative	59,855	61,314
Payroll expenses	120,031	47,566
Professional fees	6,918	4,851
Sales and marketing	57,471	19,531
TOTAL OPERATING EXPENSES	267,058	136,517
NET OPERATING LOSS	(26,341)	(14,409)
OTHER EXPENSES		
Loss on issuance of warrants	(2,695)	-
Crowdfunding fees	(30,153)	-
Interest expense	(2,068)	(2,445)
TOTAL OTHER EXPENSES	(34,916)	(2,445)
NET LOSS	$ (61,257)	$ (16,854)

See independent accountant's review report and accompanying notes to financial statements.

ALADDIN SCHEME INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2022 AND 2021
(unaudited)

	Common Stock					
	Shares	**Amount**	**SAFE Obligations**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, JANUARY 1, 2021	-	$ -	$ -	-	$ -	$ -
Issuance of common stock	8,462,000	85	0	97,092	-	$ 97,177
Issuance of SAFE obligations	-	-	105,000	-	-	$ 105,000
Net loss	-	-	-	-	(16,854)	$ (16,854)
ENDING BALANCE, DECEMBER 31, 2021	8,462,000	$ 85	$ 105,000	$ 97,092	$ (16,854)	$ 185,323
Issuance of common stock	1,238,000	12	-	-	-	$ 12
Issuance of SAFE obligations	-	-	383,790	-	-	$ 383,790
Net loss	-	-	-	-	(61,257)	$ (61,257)
ENDING BALANCE, DECEMBER 31, 2022	**9,700,000**	**$ 97**	**$ 488,790**	**$ 97,092**	**$ (78,111)**	**$ 507,868**

See independent accountant's review report and accompanying notes to financial statements.

ALADDIN SCHEME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2022 AND 2021
(unaudited)

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (61,257)	$ (16,854)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	22,783	3,255
Issuance of warrants	2,695	-
(Increase) decrease in assets:		
Accounts receivable	52,141	(52,141)
Prepaid expenses and other current assets	19,746	(23,428)
Employee advances	6,542	(6,542)
Issuance of loans to customers	(216,325)	(97,804)
Increase (decrease) in liabilities:		
Accounts payable	(514)	1,741
Customer deposits	(57,002)	64,761
CASH USED FOR OPERATING ACTIVITIES	(231,191)	(127,012)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(1,286)	(100,974)
Cash used for fixed assets	(3,699)	(14,634)
CASH USED FOR INVESTING ACTIVITIES	(4,985)	(115,608)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	-	-
Issuance of SAFE obligations	348,790	105,000
Issuance of loan payable, net of repayments	(49,256)	55,951
Issuance of common stock	12	97,177
CASH PROVIDED BY FINANCING ACTIVITIES	299,546	258,128
NET INCREASE IN CASH	63,370	15,508
CASH AT BEGINNING OF YEAR	15,508	-
CASH AT END OF YEAR	$ 78,878	$ 15,508
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 2,068	$ 2,445
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Aladdin Scheme Inc. was incorporated in the State of Delaware on November 9, 2021. Aladdin Scheme Inc. wholly owns and operates Aladdin Scheme Limited.

Aladdin Scheme Limited was incorporated in the Republic of Nigeria on September 9, 2020.

The Company specializes in providing customers with an increased banking experience that allows for a higher interest rate on savings accounts, ability to access loans, simplified bill payment, and free monthly transfers up to 25 each month.

Going Concern
Since Inception, the Company has relied on funds from loans payable, SAFE obligations, and common stock issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation and Consolidation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

The financial statements include the consolidated results of Aladdin Scheme Inc., and Aladdin Scheme Limited. As a result, the commonly controlled entities are consolidated, with accounts being combined from the earliest period and intercompany balances and transactions eliminated.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, and 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, and 2021, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the banking platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2021 and recorded $19,361 and $1,683 in amortization expense during the years ending December 31, 2022 and 2021, respectively.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022, and 2021.

Foreign Currency Translation

The functional currencies of the Company were determined as the US dollar, which is the currency of their primary economic environment. Amounts incurred in Naira dollars are translated into the functional currency as follows:

1. Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;
2. Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
3. Revenues and expenditures at rates approximating the average rate of exchange for the year.

1. **Summary of Significant Accounting Policies (continued)**

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Republic of Nigeria.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments (continued)

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by providing banking services to customers. The Company's payments are generally collected upfront. For the years ending December 31, 2022, and 2021, the Company recognized $247,248 and $143,071 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 –

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the adoption of ASU 2020-06 on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Loans Receivable

The Company provides short term loans (under one year to maturity) to their customers. The loans carry 25% - 30% APR's per annum. As of December 31, 2022, and 2021, the Company has recorded an allowance for doubtful accounts amounting to $34,281 and $11,649, respectively.

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2022 and 2021:

Property and equipment at cost:

	2022	2021
Office Equipment	$ 18,323	$ 14,634
	18,323	14,634
Less: Accumulated depreciation	4,984	1,572
Total	$ 13,339	$ 13,062

5. Loan Payable

Debt consisted of the following at December 31, 2022, and 2021:

	2022	2021
Contract note payable; interest at 4.2% per annum, maturing in January 2023, monthly payment of $5,790, collateralized by Company assets.	$ 6,695	$ 55,951
Less: Current portion of notes payable	6,695	55,951
Long term portion of notes payable	-	-

Maturity of the notes payable is as follows:

December 31, 2023	$ 6,695
	$ 6,695

6. Warrant Liability

During 2022, the Company authorized the issuance of two warrants. One warrant grants the holder the right to purchase warrant shares equal to 1.5% of the fully diluted capitalization at an exercise price of $0.01 per share, in the event of an equity financing. The second warrant grants the holder the right to purchase warrant shares equal to 10% of the fully diluted capitalization at an exercise price of $1,000,000, in the event of an equity financing. The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Stock Price	$0.01
Exercise Price	$0.01 - $0.85
Time to Maturity (years)	Undetermined
Annual Risk-Free Interest Rate	0.14%
Annualized Volitility	125%
Fair value of warrants	$0.0002 - $0.0079

6. Warrant Liability (continued)

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share	Fair Value
Fair value at initial measurement date:	973,130	\$0.0002 - \$0.0079	\$ 2,695
Fair value at December 31, 2022:	973,130		\$ 2,695

As of December 31, 2022, and 2021, the Company recorded a loss of \$2,695 and nil due to the issuance of the warrants.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2022, and 2021, none of the warrants have bene exercised.

7. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at \$0.00001 par value per share. As of December 31, 2022, and 2021, 9,700,000 and 8,462,000 shares, respectively, have been issued and are outstanding.

SAFE Obligations

During 2021, the Company issued two Simple Agreements for Future Equity ("SAFEs") for a total of \$105,000. During 2022, the Company issued several Simple Agreements for Future Equity for a total of \$383,790 issued during 2022.

The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreements state a post-money valuation cap between \$8,000,000 - \$9,000,000 and up to a 5% discount rate.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022 and 2021 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2022 and 2021.

7. Equity (continued)

Equity Incentive

The Company's 2022 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 300,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2022, and 2021, no shares have been issued under the Plan.

8. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on November 9, 2021, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. Subsequent Events

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $583,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $583,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal, LLC and its wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 7.5% commission fee.

As of October 30, 2023, the Company has a total of $120,100 of non-binding commitments from investors on the Wefunder platform.

Managements Evaluation

The Company has evaluated subsequent events through October 30, 2023, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.